Exhibit 99.1

Cash Store Financial Market Capitalization and Shareholders' Equity below NYSE continued listing standards

EDMONTON, April 9, 2013 /CNW/ - The Cash Store Financial Services Inc. ("Cash Store Financial") (TSX:CSF)(NYSE:CSFS) is announcing today that on April 2, 2013, it received notice from the New York Stock Exchange ("NYSE") that it is not in compliance with certain NYSE standards for continued listing of its common shares. Specifically, Cash Store Financial is below the NYSE's continued listing criteria because its average total market capitalization over a recent 30 consecutive trading day period was less than $50 million at the same time that reported shareholders' equity was less than $50 million.  Under the NYSE's continued listing criteria, a NYSE listed company must maintain average market capitalization of not less than $50 million over a 30 consecutive trading day period or reported shareholders' equity of not less than $50 million.

Under NYSE rules, Cash Store Financial has 90 days from the date of the notice to submit a plan to the NYSE demonstrating its ability to achieve compliance with the listing standards within 18 months of receiving the notice. Cash Store Financial intends to submit such a plan. During such 18-month period, Cash Store Financial's common shares will continue to be listed and traded on the NYSE, subject to compliance with other NYSE continued listing standards.

The notice from the NYSE does not impact Cash Store Financial's listing on the Toronto Stock Exchange ("TSX") and Cash Store Financial's common shares will continue to be listed and traded on the TSX, subject to compliance with TSX continued listing standards.

Cash Store Financial is also announcing that it has filed its annual report for the year ended September 30, 2012 on Form 20-F with the SEC. The Form 20-F, including the audited financial statements included therein, is available at http://www.csfinancial.ca. Hard copies of the audited financial statements are available free of charge on request by calling (780) 408-5110 or writing to:

Attn: Investor Inquiries
The Cash Store Financial Services Inc.
15511 123 Avenue
Edmonton, Alberta, Canada
T5V 0C3

About Cash Store Financial

Cash Store Financial is the only lender and broker of short-term advances and provider of other financial services in Canada that is listed on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial also trades on the New York Stock Exchange (NYSE: CSFS). Cash Store Financial operates 511 branches across Canada under the banners "Cash Store Financial", "Instaloans" and "The Title Store". Cash Store Financial also operates 25 branches in the United Kingdom.

Cash Store Financial and Instaloans primarily act as lenders and brokers to facilitate short-term advances and provide other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial also provides a private-label debit card (the "Freedom" card) and a prepaid credit card (the "Freedom MasterCard") as well as other financial services, including bank accounts.

Cash Store Financial employs approximately 1,900 associates and is headquartered in Edmonton, Alberta.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store".  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not own or provide any consumer lending services in the United States.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning United States federal securities legislation, which we refer to herein, collectively, as "forward-looking information". Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "estimates", "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". In particular this news release contains forward-looking information with respect to our goals and strategic priorities, introduction of products, share repurchase initiatives, branch openings and competition as well as initiatives to grow revenue or reduce retention payments.  Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described under the heading "Risk Factors" in our Annual MD&A, which is on file with Canadian provincial securities regulatory authorities, and in our Annual Report on Form 20-F filed with the  U.S. Securities and Exchange Commission.  All material assumptions used in providing forward-looking information are based on management's knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the general economic conditions in Canada, the United Kingdom and elsewhere.  Although we believe the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking information, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

SOURCE: The Cash Store Financial Services Inc.

%CIK: 0001490658

For further information:

For further information, please contact:

Gordon Reykdal, Chairman and CEO, at 780-408-5118, or

Craig Warnock, Chief Financial Officer, at 780-732-5683

Investor Relations are provided by Hayden IR. Contact is Brett Maas, Managing Partner. Contact: (646) 536-7331 (Office); or, (480) 861-2425 (Mobile).

CO: The Cash Store Financial Services Inc.

CNW 07:30e 09-APR-13